Contact

www.linkedin.com/in/stephanie-maron-cohen-831906a6 (LinkedIn)

Stephanie Maron Cohen

Co-Founder & CCO Blushington Holdings Inc.

United States

Experience

Blushington Holdings Inc.

Co-Founder & CCO

March 2024 - July 2024 (5 months)

Blushington LLC

13 years

CEO

2011 - July 2024 (13 years)

Founder & CCO

2011 - July 2024 (13 years)

Co-Founder

2011 - July 2024 (13 years)